Exhibit 23.5

Collarini Associates
11111 Richmond Avenue, Suite 126 Houston, Texas 77082 Tel. (832) 251-0160 Fax (832) 251-0157 www.collarini.com

February 15, 2010

Mr. Jerry Kennedy

ATP Oil & Gas Corporation

4600 Post Oak Place, Suite 200

Houston, Texas 77027-9726

Dear Mr. Kennedy:

In accordance with your request and to enable ATP Oil & Gas Corporation (ATP) to satisfy the requirements of ATP’s annual reporting, we have estimated the proved reserves and future revenue, as of January 1, 2010, to the interest of ATP in and related to certain oil and gas properties, located in the Gulf of Mexico and in the North Sea. The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4-10 of Regulation S-X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008. It is estimated these volumes represent 98% of ATP’s total proved reserves.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the ATP Oil & Gas Corporation interest, as of January 1, 2010, in the Gulf of Mexico, to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve Category	Oil (MBO)	Gas (MMCF)	Undiscounted	Present Worth at 10%

Proved
Producing	6,214	23,528	467,087	377,333
Shut-In	24	11,624	40,535	35,092
Behind Pipe	808	900	44,980	22,617
Undeveloped	44,431	187,873	1,976,101	1,215,600
P&A	0	0	-116,586	-50,978

Total Proved	51,477	223,926	2,412,115	1,599,665

ATP Oil & Gas Corporation

February 15, 2010

Page Two

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the ATP Oil & Gas Corporation interest, as of January 1, 2010, in the North Sea, to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve Category	Oil (MBO)	Gas (MMCF)	Undiscounted	Present Worth at 10%

Proved
Producing	4	12,085	45,924	38,610
Undeveloped	25,498	97,497	1,018,088	338,649
P&A	0	0	-30,156	-11,189

Total Proved	25,501	109,582	1,033,856	366,071

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

Net sales, as defined in this report, are before deducting production taxes. Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes. The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S-X. This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves.

Reserves in this report were estimated using all applicable engineering and geological data available such as, but not limited to, historic production volumes, initial flow test information, flowing tubing pressures, shut-in tubing pressures, bottom hole pressures, repeat formation test data, pressure- volume- temperature fluid analysis, geological well logs, sidewall core analysis, and whole core analysis at the time the report was conducted.

The reserve volumes and their respective classifications and categorizations were estimated by performance methods, volumetric methods, analogy, or combination of methods. Performance methods generally included decline curve analysis and material balance analysis where representative data was available. Volumetric estimates generally included a combination of geological and engineering interpretations, while analogy methods included reserve estimates from historical performance of similar wells and reservoirs in the field or nearby fields.

Proved reserve classifications were determined based on the “reasonable certainty” of recovering the estimated volumes or more. The proved reserve categorizations were based on the stage of maturity and development of the respective proved reserves.

Based on gross oil equivalent barrels, approximately 65 percent of ATP’s proved reserves are located in the North America, United States, Gulf of Mexico and 35 percent are located in the United Kingdom sector of the North Sea. ATP’s proved reserves are approximately 15 percent developed and 85 percent undeveloped in total and in each geographic region.

ATP Oil & Gas Corporation

February 15, 2010

Page Three

ATP’s Gulf of Mexico proved developed reserves are approximately 70 percent proved producing and 30 percent proved non- producing. Approximately 92 percent of the Gulf of Mexico’s proved producing reserves were estimated by performance methods while 100 percent of the proved non- producing reserves and 98% of the proved undeveloped reserves were estimated by volumetric methods. These estimates are based on gross oil equivalent barrels that ATP holds an interest in.

ATP’s North Sea proved developed reserves are 100 percent proved producing. Approximately 73 percent of the North Sea’s proved producing reserves were estimated by performance and 27 percent were estimated by volumetric methods. Approximately 34 percent of the proved undeveloped reserves in the North Sea were estimated by performance methods, 34 percent were estimated by volumetric methods and 11 percent were estimated by analog methods. These estimates are based on gross oil equivalent barrels that ATP holds an interest in.

A detail description of methodology used in estimating reserves for each well and reservoir in each field is tabulated in the respective field section under “Reserve Summary” included in the detailed report.

Hydrocarbon prices used in this report are based on SEC price parameters using the average prices received on the first of each month during the 12-month period prior to the ending date of the period covered in this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period. The product prices used to determine future gross revenue for each field were determined by applying benchmark pricing as describe above then adjusted by “differentials” only to the extent provided by SEC guidelines. These “differentials” generally adjust the benchmark prices on a field by field basis to account for product quality, transportation, and marketing. The “differentials” were provided to Collarini Associates in detail from ATP. Collarini accepted the “differentials” as factual data and did not confirm the accuracy of these adjustments. The following table summarizes by major geographic region the “average benchmark prices” and the “average realized price” after the appropriate “differentials” were applied.

		Price	Avg Benchmark	Avg Realized
Geographic Region	Product	Reference	Price	Price
North America
United States
Gulf of Mexico	Oil/ Condensate	WTI Cushing	$61.18/Bbl	$58.29/Bbl
	Gas	Henry Hub	$3.87/MMBtu	$4.22/MCF
United Kingdom
North Sea	Oil/ Condensate	Brent Oil	$59.73/Bbl	$56.73/Bbl
	Gas	Heren Index (BNBP)	$4.95/MMBtu	$4.69/MCF

ATP Oil & Gas Corporation

February 15, 2010

Page Four

Future development costs included in this report were provided to Collarini Associates by ATP and accepted as factual data. Collarini Associates reviewed, for reasonableness, the estimated future development cost, plug and abandonment cost and their respective timing for each well, reservoir, and field. Collarini did not, however, confirm the accuracy of these expenditures. These costs are tabulated in the respective field section under “Forecast of Expenditures” included in the detailed report. These costs are held constant and not escalated. It should be noted, as provided by ATP, the value of the ATP Innovator floating platform, located at Mississippi Canyon 711, and its associated infrastructure, is $225.676 million as of December 31, 2009. The value is depreciated using a straight-line depreciation method over its estimated useful life. The depreciated book value is reflected in the appropriate proved category.

Operating costs are based on actual expenses, as provided by ATP Oil & Gas Corporation. Collarini did not confirm the accuracy of these expenses. These current expenses are held constant through the life of the property. These costs include processing fees where applicable. Estimated lease fuel-gas usage has been included as a reduction to produced volume in the cash flow forecast.

Collarini Associates utilized all data, appropriate methods and procedures deemed necessary to conduct and finalize this report to conform to all standards and definitions promulgated in Section 210.4-10 of regulation S – X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008.

The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from ATP Oil & Gas Corporation and from sources which provide publicly accessible data and are considered accurate.

ATP Oil & Gas Corporation

February 15, 2010

Page Five

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates. A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,

COLLARINI ASSOCIATES

Mitch Reece, P.E.

President

MCR/tlk

Collarini Engineering Inc.

Texas Board of Professional Engineers Registration F-5660